---------------------------------
                                                          OMB APPROVAL
                                              ---------------------------------
                                              OMB Number:           3235-0145
                                              Expires:       October 31, 1997
                                              Estimated average burden
                                              hours per form............14.90
                                              ---------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                                DRAVO CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    261471106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                       Stephen Zuppello, Managing Director
                       Deltec Asset Management Corporation
                       535 Madison Avenue, New York 10022
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                October 22, 1996
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 16 Pages

                                  SCHEDULE 13D

-------------------                                 ---------------------------
CUSIP NO. 261471106                                   PAGE    2   OF  16  PAGES
          ---------                                         -----    ----
-------------------                                 ---------------------------

-------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Deltec International S.A.
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) |_|
                                                                     (B) |_|
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        AF, WC, OO
-------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|
-------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Republic of Panama
-------------------------------------------------------------------------------
                     7  SOLE VOTING POWER
     NUMBER OF            233,800
      SHARES       ------------------------------------------------------------
   BENEFICIALLY      8  SHARED VOTING POWER
     OWNED BY             495,900
       EACH        ------------------------------------------------------------
     REPORTING       9  SOLE DISPOSITIVE POWER
      PERSON              233,800
       WITH        ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                          495,900
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        729,700
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.9%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed by Deltec International S.A. ("Deltec International") with the Securities and Exchange Commission on September 10, 1993, as amended and supplemented by Amendment No. 1 thereto filed on November 10, 1993 and Amendment No. 2 thereto filed on March 8, 1996, relating to the Common Stock, par value $1.00 per share (the "Shares"), of Dravo Corporation ("DRV").

ITEM 2.  IDENTITY AND BACKGROUND

         Kikis Fusco Asset Management Corporation is now known as Kikis Asset Management Corporation ("KAM"). During the five years preceding the filing of this statement, except as otherwise described in Appendix I neither Deltec International, The Deltec Banking Corporation Limited ("Deltec Banking"), Deltec Panamerica Trust Company Limited ("Deltec Trust"), Depasa Corporation ("Depasa"), Deltec Asset Management Corporation ("Deltec Asset Management"), KAM, nor, to the knowledge of Deltec International, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities


                               Page 3 of 16 Pages
subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of filing this statement, Deltec International may be deemed to own beneficially 729,700 Shares, or approximately 4.9% of the 14,764,000 Shares which DRV reported as outstanding at December 31, 1996. Deltec International ceased to own beneficially 5% of the Shares on October 22, 1996.

         Of the 729,700 Shares beneficially owned by Deltec International, 233,800 Shares are owned beneficially by Deltec International through Deltec Banking, 51,000 Shares are owned beneficially by Deltec International through Deltec Trust on behalf of discretionary customers of Deltec Trust, 17,000 Shares are owned beneficially by Deltec International through Deltec Asset Management on behalf of discretionary customers of Deltec Asset Management and 427,900 Shares are owned beneficially by Deltec International through KAM on behalf of discretionary customers of KAM. Deltec Trust, Deltec Asset Management and KAM have the power to vote and dispose of the Shares they hold for such discretionary customers, who may also be regarded as having the power to vote and dispose of such Shares. Deltec International disclaims beneficial ownership of such 495,900 Shares owned beneficially through Deltec Trust, Deltec Asset Management and KAM on behalf of discretionary customers.


                               Page 4 of 16 Pages

         During the sixty days preceding the filing of this statement, Deltec International sold 13,000 Shares in the open market, as more particularly set forth in Appendix II. Of such Shares, 5,000 Shares were sold for discretionary customers of Deltec Trust and 8,000 Shares were sold for discretionary customers of KAM. In addition, during such period Deltec International purchased 10,000 Shares in the open market for discretionary customers of KAM, as more particularly set forth in Appendix II.


                               Page 5 of 16 Pages

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1997              DELTEC INTERNATIONAL S.A.

                                      By: /s/ Stephen Zuppello
                                         Stephen Zuppello
                                         Authorized Representative


                               Page 6 of 16 Pages

                                                                    APPENDIX I

                            DELTEC INTERNATIONAL S.A.

                             DIRECTORS AND OFFICERS


                       PRINCIPAL                 NAME AND
NAME                   OCCUPATION                BUSINESS ADDRESS               CITIZENSHIP

Peter S. Darling       Managing Director of      Mercury Asset Mgmt. Group       British
  Chairman             Mercury Asset Mgmt.       33 King William Street
                       Group                     London, England 3C2R 9AS

Penelope Dauphinot     Executive Vice            Deltec International S.A.      Brazilian
  Deputy Chairman;     President of Deltec       P. O. Box N-3229
  Vice President       International S.A.        Nassau, Bahamas

Matthew F. Gibbons     President of Deltec       Deltec International S.A.      British
  President & CEO;     International S.A.        P. O. Box N-3229
  Director                                       Nassau, Bahamas

David P. McNaughtan    Chairman of               Deltec Securities (U.K.) Ltd.  British
  Director             Deltec Securities         Brettenham House
                       (U.K.) Limited            5 Lancaster Place
                                                 London, WC2E 7EN
                                                 England

Gordon Bradshaw        Vice President &          The Deltec Banking             Canadian
  Treasurer            Controller of             Corporation Ltd.
                       The Deltec Banking        P. O. Box N-3229
                       Corporation Limited       Nassau, Bahamas

Stephanie E. Harding   Secretary & Treasurer     The Deltec Banking             Bahamian
  Vice President &     of The Deltec             Corporation Ltd.
  Asst. Secretary      Banking Corporation       P. O. Box N-3229
                       Limited                   Nassau, Bahamas

Arthur E. Byrnes       Chairman of the Board     Deltec Asset Mgmt. Corp.       U.S.
  Director             Deltec Asset Mgmt.        535 Madison Avenue
                       Corporation               New York, N.Y. 10022

Jean Chalopin          Private investor          c/o Deltec Int'l S.A.          French
  Director                                       P. O. Box N-3229
                                                 Nassau, Bahamas

Maurice M. Dwek        Private investor          Soditic Finance F.A.           British
  Director                                       114 rue du Rhone
                                                 1204 Geneva
                                                 Switzerland


                               Page 7 of 16 Pages


Albert H. Gordon       Private investor          c/o Deltec Asset Mgmt. Corp.   U.S.
  Director                                       535 Madison Avenue
                                                 New York, N.Y. 10022

John R. Gordon         President & CEO of        Deltec Asset Mgmt. Corp.       U.S.
  Director             Deltec Asset Mgmt.        535 Madison Avenue
                       Corporation               New York, N.Y. 10022

Kiendl Gordon          Homemaker                 c/o Deltec Asset Mgmt. Corp.   U.S.
  Director                                       535 Madison Avenue
                                                 New York, N.Y. 10022

Peter T. Kikis         Private investor          c/o Kikis Asset Mgmt. Corp.    U.S.
  Director                                       535 Madison Avenue
                                                 New York, N.Y. 10022

J. Mario Santo Domingo Presidente del            Cervecerias Bavaria S.A.       Colombian
  Director             Directorio                (brewery)
                       Bavaria, S.A.             Apartado Aereo 3538
                                                 Bogota, Colombia

Gustavo J. Vollmer, Jr.Industrialist             Corpalmar                      Venezuelan
  Director                                       (sugar mill)
                                                 Edificio Banco Del Orinoco
                                                 Pisoq, Ave.FCO De Miranda
                                                 Sector La Floresta
                                                 Caracas, Venezuela

Gustavo J. Vollmer, Sr.Private investor          Banco Mercantile C.A.          Venezuelan
  Director                                       Apartado 789
                                                 Caracas 1010, Venezuela

Andre J. Feldman       Executive Vice            The Deltec Banking             Bahamian
  Vice President       President & COO of        Corporation Ltd.
  & Secretary          The Deltec Banking        P. O. Box N-3229
                       Corporation Limited       Nassau, Bahamas

Terry E. Girling       Chief Financial           Deltec Panamerica Trust        British
  Asst. Treasurer      Officer of Deltec         Company Limited
                       Panamerica Trust          P. O. Box N-3229
                       Company Limited           Nassau, Bahamas


                               Page 8 of 16 Pages

                     DELTEC PANAMERICA TRUST COMPANY LIMITED

                             DIRECTORS AND OFFICERS


                        PRINCIPAL               NAME AND
NAME                    OCCUPATION              BUSINESS ADDRESS                CITIZENSHIP

Matthew F. Gibbons      President & CEO         Deltec International S.A.       British
  Chairman & Director   of Deltec               P. O. Box N-3229
                        International S.A.      Nassau, Bahamas

Jennifer E. Rahming     Trust Officer of        Deltec Panamerica Trust         Bahamian
  Managing Director;    Deltec Panamerica       Company Limited
  Asst. Vice President; Trust Company           P. O. Box N-3229
  Director              Limited                 Nassau, Bahamas

Ella M. Thompson        Secretary-Treasurer     Deltec Panamerica Trust         Bahamian
  Secretary-Treasurer   of Deltec Panamerica    Company Limited
  and Director          Trust Company Limited   P. O. Box N-3229
                                                Nassau, Bahamas

Penelope Dauphinot      Executive Vice          Deltec International S.A.       Brazilian
  Director              President of Deltec     P. O. Box N-3229
                        International S.A       Nassau, Bahamas

Antonio Augusto de      President of            Deltec Holdings Inc.            Portuguese
  Araujo Faria Guedes   Deltec Holdings Inc.    (real estate development)
  Director and                                  Rua Alcides Lourenco Da Rocha
  Assistant Secretary                           167-3 Andar
                                                Sao Paulo, Brazil
                                                CEP 04571-110

Andre J. Feldman        Trust Services,         Deltec Panamerica Trust         Bahamian
  Director; Managing    Deltec Panamerica       Company Limited
  Director              Trust Company Limited   P.O. Box N-3229
                                                Nassau, Bahamas

Patricia N. Sandford    Managing Director of    Deltec Panamerica Trust         U.S.
  Director; Managing    Deltec Panamerica       Company Limited
  Director              Trust Company Limited   P.O. Box N-3229
                                                Nassau, Bahamas


                               Page 9 of 16 Pages

                     THE DELTEC BANKING CORPORATION LIMITED

                             DIRECTORS AND OFFICERS


                        PRINCIPAL                  NAME AND
NAME                    OCCUPATION                 BUSINESS ADDRESS             CITIZENSHIP


Matthew F. Gibbons      President & CEO of         Deltec International S.A.    British
  Chairman, President   Deltec International S.A.  P.O. Box N-3229
  & CEO; Director                                  Nassau, Bahamas

Andre J. Feldman        Chief Operating Officer    The Deltec Banking           Bahamian
  Executive Vice        of The Deltec Banking      Corporation Limited
  President & COO       Corporation Limited        P.O. Box N-3229
                                                   Nassau, Bahamas

Jeffrey A. Williams     Vice President of          The Deltec Banking           Bahamian
  Vice President        The Deltec Banking         Corporation Limited
                        Corporation Limited        P. O. Box N-3229
                                                   Nassau, Bahamas

Stephanie E. Harding    Secretary & Treasurer      The Deltec Banking           Bahamian
  Secretary & Treasurer of The Deltec Banking      Corporation Limited
                        Corporation Limited        P. O. Box N-3229
                                                   Nassau, Bahamas

Gordon Bradshaw         Vice President &           The Deltec Banking           Canadian
  Vice President,       Controller of The          Corporation Limited
  Controller & Director Deltec Banking             P. O. Box N-3229
                        Corporation Limited        Nassau, Bahamas

Antonio Augusto de      President of               Deltec Holdings Inc.         Portuguese
  Araujo Faria Guedes   Deltec Holdings Inc.       (real estate development)
  Vice President and                               Rua Alcides Lourenco Da Rocha
  Director                                         167-3 Andar
                                                   Sao Paulo, Brazil
                                                   CEP 04571-110

Roland P. Malimpensa    Vice President of          Deltec Holdings Inc.         Brazilian
  Director              Deltec Holdings Inc.       (real estate development)
                                                   Rua Alcides Lourenco Da Rocha
                                                   167-3 Andar
                                                   Sao Paulo, Brazil
                                                   CEP 04571-110


                               Page 10 of 16 Pages



Patricia N. Sandford    Managing Director of       Deltec Panamerica Trust      U.S.
  Director              Deltec Panamerica          Company Limited
                        Trust Company Limited      P.O. Box N-3229
                                                   Nassau, Bahamas

David P. McNaughtan     Chairman of                Deltec Securities (U.K.)     British
  Director              Deltec Securities          Brettenham House
                        (U.K.) Limited             5 Lancaster Place
                                                   London, WC2E 7EN
                                                   England

Jennifer E. Rahming     Trust Officer of           The Deltec Banking           Bahamian
  Vice President        The Deltec Banking         Corporation Limited
                        Corporation Limited        P.O. Box N-3229
                                                   Nassau, Bahamas

Terry E. Girling        Vice President of          The Deltec Banking           British
  Vice President        The Deltec Banking         Corporation Limited
                        Corporation Limited        P.O. Box N-3229
                                                   Nassau, Bahamas


                               Page 11 of 16 Pages



                                                        DEPASA CORPORATION

                                                      DIRECTORS AND OFFICERS


                        PRINCIPAL                  NAME AND
NAME                    OCCUPATION                 BUSINESS ADDRESS             CITIZENSHIP


Arthur E. Byrnes        Chairman of the Board      Deltec Asset Mgmt. Corp.     U.S.
  Chairman, President   Deltec Asset Mgmt.         535 Madison Avenue
  & Director            Corporation                New York, N.Y. 10022

John A. Cento           Senior Vice President      Deltec Asset Mgmt. Corp.     U.S.
  Vice President,       Deltec Asset Mgmt.         535 Madison Avenue
  Treasurer & Director  Corporation                New York, N.Y. 10022

John R. Gordon          President & CEO            Deltec Asset Mgmt. Corp.     U.S.
  Director              Deltec Asset Mgmt.         535 Madison Avenue
                        Corporation                New York, N.Y. 10022

Elizabeth A. O'Reilly   Secretary                  Deltec Asset Mgmt. Corp.     U.S.
  Secretary             Deltec Asset Mgmt.         535 Madison Avenue
                        Corporation                New York, N.Y. 10022

Stephen Zuppello        CFO, COO & Managing        Deltec Asset Mgmt. Corp.     U.S.
  Vice President        Director                   535 Madison Avenue
  & Director            Deltec Asset Mgmt.         New York, N.Y. 10022
                        Corporation


                               Page 12 of 16 Pages

                       DELTEC ASSET MANAGEMENT CORPORATION

                             DIRECTORS AND OFFICERS


                        PRINCIPAL                  NAME AND
NAME                    OCCUPATION                 BUSINESS ADDRESS             CITIZENSHIP


Arthur E. Byrnes        Chairman of the Board      Deltec Asset Mgmt. Corp.     U.S.
  Chairman of the Board Deltec Asset Mgmt.         535 Madison Avenue
  & Director            Corporation                New York, N.Y. 10022

John R. Gordon          President & CEO            Deltec Asset Mgmt. Corp.     U.S.
  President, CEO        Deltec Asset Mgmt.         535 Madison Avenue
  & Director            Corporation                New York, N.Y. 10022

John A. Cento           Senior Vice President      Deltec Asset Mgmt. Corp.     U.S.
  Senior Vice Presi-    Deltec Asset Mgmt.         535 Madison Avenue
  dent, Treasurer       Corporation                New York, N.Y. 10022
  & Director

Stephen Zuppello        COO, CFO & Managing        Deltec Asset Mgmt. Corp.     U.S.
  COO, CFO, Managing    Director                   535 Madison Avenue
  Director & Director   Deltec Asset Mgmt.         New York, N.Y. 10022
                        Corporation

Stephen J. Albert       Managing Director          Deltec Asset Mgmt. Corp.     U.S.
                        Deltec Asset Mgmt.         535 Madison Avenue
                        Corporation                New York, N.Y. 10022

Robin R. Keller         Managing Director          Deltec Asset Mgmt. Corp.     U.S.
                        Deltec Asset Mgmt.         535 Madison Avenue
                        Corporation                New York, N.Y. 10022

Nancy D. Pundyk         Managing Director          Deltec Asset Mgmt. Corp.     U.S.
                        Deltec Asset Mgmt.         535 Madison Avenue
                        Corporation                New York, N.Y. 10022

Alan L. Werlau          Managing Director          Deltec Asset Mgmt. Corp.     U.S.
                        Deltec Asset Mgmt.         535 Madison Avenue
                        Corporation                New York, N.Y. 10022

Frank Codispoti         Vice President             Deltec Asset Mgmt. Corp.     U.S.
                        Deltec Asset Mgmt.         535 Madison Avenue
                        Corporation                New York, N.Y. 10022

Darys C. Estrella       Vice President             Deltec Asset Mgmt. Corp.     Dominican
                        Deltec Asset Mgmt.         535 Madison Avenue           Republic
                        Corporation                New York, N.Y. 10022


                               Page 13 of 16 Pages



Dana H. Harper          Vice President             Deltec Asset Mgmt. Corp.     U.S.
                        Deltec Asset Mgmt.         535 Madison Avenue
                        Corporation                New York, N.Y. 10022

Cricket B. Weaver       Vice President             Deltec Asset Mgmt. Corp.     U.S.
                        Deltec Asset Mgmt.         535 Madison Avenue
                        Corporation                New York, N.Y. 10022

James T. White          Vice President             Deltec Asset Mgmt. Corp.     U.S.
                        Deltec Asset Mgmt.         535 Madison Avenue
                        Corporation                New York, N.Y. 10022

Elizabeth A. O'Reilly   Secretary                  Deltec Asset Mgmt. Corp.     U.S.
  Secretary             Deltec Asset Mgmt.         535 Madison Avenue
                        Corporation                New York, N.Y. 10022

James M. Colleary       Assistant Secretary &      Deltec Asset Mgmt. Corp.     U.S.
  Assistant Treasurer   Assistant Treasurer        535 Madison Avenue
  Assistant Secretary   Deltec Asset Mgmt.         New York, N.Y. 10022
                        Corporation

Wolfgang Traber         Managing Director          Hanseatic Corp.              German
  Director              Hanseatic Corp.            (investment company)
                                                   450 Park Avenue
                                                   New York, N.Y. 10022


         In an administrative proceeding entitled In the Matter of Deltec Asset Management Corp. f/k/a Deltec Securities Corp., the Securities and Exchange Commission entered an Order Instituting Public Administrative Proceedings Pursuant to Section 8A of the Securities Act of 1933 against Deltec Asset Management Corporation on November 8, 1994 and accepted Deltec Asset Management Corporation's Offer of Settlement. The Order found that Deltec Asset Management Corporation violated Sections 5(a) and 5(c) of the Securities Act in that Deltec Asset Management Corporation sold 1,200,000 shares of common stock of Cascade International, Inc. when no registration statement was filed or in effect and that no exemption from registration was available. Deltec Asset Management Corporation was ordered to cease and desist from committing or causing any future violation of Sections 5(a) and 5(c) of the Securities Act and to pay $731,277, the amount of its profits on the sales, into an escrow fund for distribution upon Court approval to qualified claimants in the class action entitled In re Cascade International Securities Litigation, No. 91-8652-Civ-Nesbitt (S.D. Fla.).


                               Page 14 of 16 Pages

                       KIKIS ASSET MANAGEMENT CORPORATION

                             DIRECTORS AND OFFICERS


                        PRINCIPAL                  NAME AND
NAME                    OCCUPATION                 BUSINESS ADDRESS             CITIZENSHIP


Thomas P. Kikis         Director & CEO             Kikis Asset Mgmt.            U.S.
  Director              Kikis Asset                Corporation
                        Mgmt. Corporation          535 Madison Avenue
                                                   New York, N.Y. 10022

                              Page 15 of 16 Pages

                                                                   APPENDIX II



                      SCHEDULE OF PURCHASES/SALES OF SHARES

                           DURING THE PAST SIXTY DAYS



DATE           PURCHASE/SALE          NUMBER OF SHARES          PRICE PER SHARE
----           -------------          ----------------          ---------------
1/3/97              Sale                   5,000                     14.00
1/7/97              Sale                   3,000                     14.125
1/16/97             Sale                   5,000                     13.343
1/27/97           Purchase                 2,000                     12.75
1/30/97           Purchase                 8,000                     12.75



                               Page 16 of 16 Pages